UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Second Closing of Private Placement

As disclosed previously by Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), on Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, on October 17, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional and accredited investors for the purchase and sale of 9,450,000 common units (the “Common Units”) and 4,550,000 pre-funded units (the “Pre-Funded Units”) at a price of $2.00 per Common Unit and a price of $1.999 per Pre-Funded Unit in a private placement (the “Private Placement”).

The Company consummated the second closing of the Private Placement on October 27, 2025, and issued 2,000,000 Common Units, consisting of 2,000,000 shares of the Company’s, no par value per share common shares (the “Common Shares”) and warrants to purchase 2,000,000 Common Shares (the “Common Warrants”). The gross proceeds from the second closing were approximately $4 million, before deducting estimated offering expenses and expenses payable by the Company. The Company intends to use the proceeds of the second closing of the Private Placement for working capital and other general corporate purposes.

Canaccord Genuity acted as lead placement agent for the Private Placement and Roth Capital Partners acted as co-placement agent for the Private Placement.

The Common Units (including the Common Shares and Common Warrants forming a part of the Common Units) were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: October 27, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer